D.C. Cassidy Work History

Writer/Producer
Diamond Entertainment
July 2020 – present

Writer/Producer
Self-employed
May 2017 – July 2020

D.C. Cassidy is a writer/producer and founder of Diamond Entertainment —— a black-led, and majority-female animation studio based in Los Angeles. Both a startup and military veteran, he likes stories that play on the intersection of technology and fantasy. In his past life as a startup founder, he raised $1 million at 23-years-old for his technology company. Snowboarder, skier, and chess amateur, "Cass" is rumored to be unbeatable at Mario Kart 64 Special Cup — extra mode.